Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-263744) pertaining to the Red River Bank 401(k) Profit Sharing Plan of our report dated June 23, 2023, with respect to the statements of net assets available for benefits of the Red River Bank 401(k) Profit Sharing Plan as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022, which report appears in the annual report on Form 11-K of the Red River Bank 401(k) Profit Sharing Plan for the year ended December 31, 2022.

/s/ Postlethwaite & Netterville

Baton Rouge, Louisiana
June 23, 2023